UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Riken
(Name of Subject Company)
Riken Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Riken Corporation NIPPON PISTON RING CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Riken Corporation Attn: Tenya Mitsuboshi 8-1, Sanbancho, Chiyoda-ku, Tokyo 102-8202, Japan +81-3-3230-3911
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of the 99th Ordinary General Meeting of Shareholders of Riken Corporation, dated June 7, 2023 (English Translation).
99.2	Matters to be Provided in Electronic Format When Convening the 99th Ordinary General Meeting of Shareholders of Riken Corporation (English Translation).
99.3	Financial Statements, etc. of Final Fiscal Year of the Other Wholly-Owned Subsidiary to Become Through the Share Transfer (NIPPON PISTON RING CO., LTD.) Referenced in Proposal 1 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Riken Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 28, 2022.

NIPPON PISTON RING CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 28, 2022.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Riken Corporation

/s/ Hidehiro Sakaba

Name: Hidehiro Sakaba

Title: Director / Managing Executive Officer

 Date: June 2, 2023

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON PISTON RING CO., LTD.

/s/ Masaaki Fujita

Name: Masaaki Fujita

Title: Director

 Date: June 2, 2023